FORM 8-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 10, 2002

ENSTAR INCOME PROGRAM II-1, L.P.
(Exact name of registrant as specified in its charter)

Georgia
(State or other jurisdiction of incorporation)

000-14508   58-1628877
(Commission File Number)   (I.R.S. Employer Identification No.)

c/o Enstar Communications Corporation
12405 Powerscourt Drive, St. Louis, Missouri 63131
(Address of principal executive offices) (Zip Code)

(314) 965-0555
(registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Item 5. Other Events.

On April 10, 2002, Enstar Income Program II-1, L.P. (the "Partnership") entered into an asset purchase agreement providing for the sale of all of the Partnership's Illinois cable television systems to Charter Communications Entertainment I, LLC, an affiliate of Enstar Communications Corporation (the "Corporate General Partner") and an indirect subsidiary of Charter Communications, Inc., for a total sale price of approximately $14,706,800 (the "Charter Sale"). As a pre-condition to the sale, based on approval by the limited partners, the Partnership's partnership agreement was amended to allow the sale of assets to an affiliate of the Corporate General Partner. On September 23, 2002, the limited partnership units voted to approve the sale of the Partnership's Illinois cable television systems and to subsequently dissolve, terminate and liquidate the Partnership. It is expected that the Charter Sale will close on September 30, 2002, although no assurance can be given regarding this matter. The voting results are set forth below:

To sell the Partnership's Illinois cable television systems:

FOR	AGAINST	ABSTAIN
18,404	80	77

To dissolve, terminate and liquidate the Partnership:

FOR	AGAINST	ABSTAIN
18,412	40	109

There are 29,936 shares outstanding with 805 total holders. 402 total holders voted on this matter. The proxy process was expired on September 23, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Enstar Income Program II-1, L.P.

By: <u>Enstar Communications Corporation</u>
    its General Partner

By: <u>/s/ Paul E. Martin</u>
Name: Paul E. Martin
Title: Senior Vice President and Corporate Controller (Principal Financial Officer and Principal Accounting Officer)

Dated: September 23, 2002